Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

October 19, 2020

Re: RONN Motor Group, Inc.

Request to Withdraw Registration Statement on Form S-1

Filed on August 12, 2019

File No. 333-233221

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, RONN Motor Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-233221), together with all exhibits thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Company has decided not to pursue the offering due to the Company’s plan to pursue other strategic opportunities. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

Please do not hesitate to contact the undersigned at (480) 498-8989 with any questions with regard to this matter.

Very truly yours,

/s/ Ronal (Maxwell Ford)

Ronal (Maxwell Ford)

Chief Executive Officer